UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BJ’s Wholesale Club Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05550J101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 05550J101	13G	Page 1 of 17

1.	NAMES OF REPORTING PERSONS Green Equity Investors V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 269808101	13G	Page 2 of 17

1.	NAMES OF REPORTING PERSONS Green Equity Investors Side V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 269808101	13G	Page 3 of 17

1.	NAMES OF REPORTING PERSONS Beacon Coinvest LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 269808101	13G	Page 4 of 17

1.	NAMES OF REPORTING PERSONS GEI Capital V, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 269808101	13G	Page 5 of 17

1.	NAMES OF REPORTING PERSONS Green V Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 269808101	13G	Page 6 of 17

1.	NAMES OF REPORTING PERSONS LGP Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON CO

CUSIP No. 269808101	13G	Page 7 of 17

1.	NAMES OF REPORTING PERSONS Leonard Green & Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 269808101	13G	Page 8 of 17

1.	NAMES OF REPORTING PERSONS Peridot Coinvest Manager LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 269808101	13G	Page 9 of 17

1.	NAMES OF REPORTING PERSONS LGP Associates V LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 269808101	13G	Page 10 of 17

1.	NAMES OF REPORTING PERSONS Jonathan Seiffer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 269808101	13G	Page 11 of 17

1.	NAMES OF REPORTING PERSONS J. Kristofer Galashan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 28,502,024 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 28,502,024 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,502,024 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

20.83% beneficial ownership of the shares of the Common Stock based on 136,838,433 shares of Common Stock outstanding as of November 3, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 7, 2018.

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 05550J101	13G	Page 12 of 17

Item 1.

(a)	Name of Issuer

BJ’s Wholesale Club Holdings, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

25 Research Drive

Westborough, Massachusetts 01581

Item 2.

(a)	Name of Person(s) Filing:

A.	Green Equity Investors V, L.P.
B.	Green Equity Investors Side V, L.P.
C.	Beacon Coinvest LLC
D.	GEI Capital V, LLC
E.	Green V Holdings, LLC
F.	Leonard Green & Partners, L.P.
G.	Peridot Coinvest Manager LLC
H.	LGP Management, Inc.
I.	LGP Associates V LLC
J.	Jonathan Seiffer
K.	J. Kristofer Galashan

Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”) is the direct owner of 21,258,778 shares of Common Stock of the Issuer (the “GEI V Shares”). Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”) is the direct owner of 6,377,121 shares of Common Stock of the Issuer (the “GEI Side V Shares”). Beacon Coinvest LLC, a Delaware limited liability company (“Beacon” and, collectively with GEI V and GEI Side V, the “LGP Funds”) is the direct owner of 866,125 shares of Common Stock of the Issuer (the “Beacon Shares” and, collectively with the GEI V Shares and the GEI Side V Shares, the “Shares”).

GEI Capital V, LLC, a Delaware limited liability company (“Capital”) is the general partner of GEI V and GEI Side V. Green V Holdings, LLC, a Delaware limited liability company (“Holdings”) is a limited partner of GEI V and GEI Side V. Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the management company of GEI V, GEI Side V, and Peridot Coinvest Manager LLC (“Peridot”), and an affiliate of Capital and Holdings. Peridot is the manager of LGP Associates V LLC (“Associates V”). Associates V is the manager of Beacon. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP. Mr. Seiffer is Senior Vice President of LGPM, LGP and certain of the other entities listed above and a member of the Issuer’s board of directors. Mr. Galashan is Senior Vice President of LGPM, LGP and certain of the other entities listed above and a member of the Issuer’s board of directors.

Capital, as the general partner of GEI V and GEI Side V, Holdings, as a limited partner of GEI V and GEI Side V, LGP, as the manager of GEI V, GEI Side V, and Peridot, LGPM, as the general partner of LGP, Mr. Seiffer, as Senior Vice President of LGPM, LGP and certain of the other entities listed above, Mr. Galashan as Senior Vice President of LGPM, LGP and certain of the other entities listed above, Peridot, as the manager of Associates V, and Associates V, as the manager of Beacon, directly (whether through ownership or position) or indirectly through one or more intermediaries, may be deemed to share voting and investment power with respect to the Shares. As such, Capital, Holdings, LGP, Peridot, LGPM, Mr. Seiffer, Mr. Galashan, and Associates V may be deemed to be the indirect beneficial owners of the Shares.

CUSIP No. 05550J101	13G	Page 13 of 17

Each of Capital, Holdings, LGP, Peridot, LGPM, Mr. Seiffer, Mr. Galashan and Associates V disclaims beneficial ownership of the Shares reported herein, except to the extent of its and, with respect to Mr. Seiffer and and Mr. Galashan, their pecuniary interest therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owners of such securities for purposes of Section 13(d), Section 13(g), Section 16, or for any other purposes.

Each of Mr. Seiffer and Mr. Galashan either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP. As such, Mr. Seiffer and Mr. Galashan may be deemed to have shared voting and investment power with respect to all shares beneficially owned by the LGP Funds. These individuals each disclaim beneficial ownership of the securities held by the LGP Funds except to the extent of his or her pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

(A) – (K): 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025

(c)	Citizenship

(A) – (I): Delaware

(J-K): United States of America

(d)	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.01 per share.

(e)	CUSIP Number

05550J101

Item 3.

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See response to Item 9 on each cover page.

(b)	Percent of class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

CUSIP No. 05550J101	13G	Page 14 of 17

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 05550J101	13G	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2019

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Beacon Coinvest LLC
By: LGP Associates V LLC, its Manager
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

GEI Capital V, LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Green V Holdings, LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

[Signatures Continue on Next Page]

CUSIP No. 05550J101	13G	Page 16 of 17

LGP Management, Inc.

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

LGP Associates V LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ Andrew Goldberg
Andrew Goldberg
Vice President, General Counsel and Secretary

/s/ Andrew Goldberg
Andrew Goldberg, as Attorney-in-Fact for
Jonathan A. Seiffer

/s/ Andrew Goldberg
Andrew Goldberg, as Attorney-in-Fact for
J. Kristofer Galashan

CUSIP No. 05550J101	13G	Page 17 of 17

Exhibit No.	Description

24.1	Power-of-Attorney, dated June 26, 2018

99.1	Joint Filing Agreement, dated February 11, 2019